Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-278400

PROSPECTUS Supplement No. 1

(to the prospectus dated May 22, 2024)

CRITICAL METALS CORP.

Primary Offering of
7,750,000 Ordinary Shares issuable upon exercise of warrants

Secondary Offering of
100,312,567 Ordinary Shares

This prospectus supplement No. 1 (this “Supplement”) supplements, updates and amends the information contained in the prospectus dated May 22, 2024 (the “Prospectus”) relating to the issuance of ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Critical Metals Corp. (the “Company”) upon the exercise of the public warrants of the Company (the “Public Warrants”) and the resale from time to time of Ordinary Shares by the selling securityholders (including their donees, pledgees, transferees or other successors-in-interest) named in the Prospectus. This Supplement updates and supplements the Prospectus.

This Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in the Company’s Report of Foreign Private Issuer filed with the Securities and Exchange Commission on June 11, 2024 (the “Form 6-K”).  Accordingly, we have attached the Form 6-K to this Supplement. You should read this Supplement in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Supplement have the meanings given to them in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “CRML” and “CRMLW,” respectively. On June 11, 2024, the closing prices for our Ordinary Shares and Public Warrants on Nasdaq were $9.90 per share and $0.20 per warrant, respectively.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH UNDER THE SECTION ENTITLED “RISK FACTORS” ON PAGE 22 OF THE PROSPECTUS, BEFORE MAKING ANY DECISION WHETHER TO INVEST IN OURSECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 12, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 5, 2024, Critical Metals Corp. (the “Company”) entered into a Heads of Agreement (the “Heads of Agreement”) with Rimbal Pty Ltd., a company controlled by geologist Gregory Barnes (“Rimbal”), pursuant to which the Company would acquire an interest in the Tanbreez Green Rare Earth Mine (the “Tanbreez Project”). The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply rare earth elements (“REEs”) to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry.

The Tanbreez Project is expected to possess greater than 27% heavy rare earth elements (“HREE”), which carry a much higher value than light rare earth elements (“LREE”). In an industry where competitors primarily target LREE, the Tanbreez Project is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

Tanbreez Project Asset Highlights:

●	Exploitation License Granted: the project is permitted with a license to mine the asset granted by the Greenland Government in 2020.

●	4.7 billion-ton Multi-Element Management Estimated Resource: S-K 1300 conversion underway.

●	Reliable and Long-term REE Supply Unlocked for the West: securing one of the largest rare earth deposits in the world for national defense.

●	Strategically Located: the asset is favorably located in Southern Greenland in close proximity to airport and shoreline transportation options with established infrastructure in place for year-round direct shipping of end-products.

●	Environmentally Friendly Asset: minimal harmful products expected to be produced in the mineralization of REEs at the project.

Tanbreez Project Asset Overview

The Tanbreez Project is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 km and is approximately 400m thick.

This foundational rare earth asset is expected to benefit from robust regulatory tailwinds in both Europe and North American and long-term secular trends for next-generation technology for both commercial and government applications. With China dominating more than 90% of the world’s rare earth assets, this acquisition would represent a strategic move for the Company as it continues to position itself as a leading supplier of critical minerals for the western world. By centralizing the supply chain for critical minerals and working with the Company and Rimbal, western countries can reduce their dependence on foreign imports, thereby bolstering their national security.

The Company’s assessment and estimates of the Tanbreez Project to date have been limited. The Company’s assessment of these assets may not reveal all existing or potential problems, nor will it permit it to become familiar enough with the properties to assess fully their capabilities and deficiencies. Further, the Company may not be able to achieve the expected benefits of the acquisition.

Transaction Overview

Under the terms of the Heads of Agreement, the Company has the ability to acquire up to 92.5% of the Tanbreez Project over a multi-stage process. Initially, the Company would acquire a 5.55% interest in Tanbreez upon payment of $5 million in cash. After this initial investment, the Company would acquire an additional 36.45% of Tanbreez in exchange for the issuance of $90 million of newly issued ordinary shares of the Company (the “Stage 1 Interest”). Subject to the Company first spending an additional $10 million in cash over a period of two years to further the development of the Tanbreez Project, the Company would have the option to acquire an additional 50.5% of Tanbreez in exchange for the issuance of $116 million of newly issued ordinary shares of the Company (the “Stage 2 Interest”).

If the Company consummates the acquisition of the Stage 1 Interest and the Stage 2 Interest, it would acquire an aggregate 92.5% interest in Tanbreez. European Lithium Ltd. owns the remaining 7.5% interest in Tanbreez. The Heads of Agreement values the Tanbreez Project at $211 million. The closing of the Company’s acquisition of the Stage 1 Interest and the Stage 2 Interest will be subject to certain terms and other closing conditions to be agreed upon by the Company and Rimbal. There is no guarantee that the Company’s acquisition of the Stage 1 Interest and the Stage 2 Interest will occur on the projected timeline, or at all.

Press Release and Presentation

On June 10, 2024, the Company issued a press release announcing that it had entered into the Heads of Agreement and the proposed acquisition of the Tanbreez Project. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

In addition, on June 10, 2024, the Company posted presentation materials on the investor relations section of its website, which is located at https://ir.criticalmetalscorp.com/. The content of the Company’s website is not incorporated by reference herein and is not a part of this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the ability to consummate the acquisition of the Tanbreez Project, the benefits associated with the acquisition of the Tanbreez Project, the potential market value of the Tanbreez Project, the expected rare earth metal supply located in the Tanbreez Project, the expected life of mine of the Tanbreez Project, the Tanbreez Project’s access to key transportation outlets, the ability of the Company to successfully integrate the Tanbreez Project into its existing business plan (if the acquisition is consummated), the future financial position, financial performance, business strategy, or expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	expansion and other plans and opportunities, including expansion into other strategic assets; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2024 and in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024, forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, which was declared effective on December 27, 2023. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Cautionary Note Regarding Estimates of Measured, Indicated and Inferred Mineral Resources

The information herein regarding the possible mineral resources with respect to the Tanbreez Project represent management’s current estimates of such resources. Estimates of the mineral resources at the Tanbreez Project are subject to considerable uncertainty. Such estimates are, or will be, to a large extent, based on metal prices and interpretations of geological data obtained from drill holes and other exploration techniques, which may not be indicative of future results. Additionally, the estimates of the Tanbreez Project do not indicate proven or probable reserves as defined by the SEC or the Company’s standards. The estimates are expected to be in compliance with the requirements on the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the “JORC Code”) and have not been prepared in accordance with Regulation S-K 1300. Investors should note that the requirements of the JORC Code differ from the requirements of Regulation S-K 1300. A qualified person, as defined in Regulation S-K 1300, has not done sufficient work to classify the estimates as a current estimate of mineral reserves and mineral resources (as defined under Regulation S-K 1300) and, therefore, the Company is not treating the historical estimates of the Tanbreez Project as current compliant mineral reserve and mineral resource estimates. The Company has not been involved in the preparation of such estimates. There is no assurance that any estimates reported under the JORC Code will be the same as the mineral reserve or mineral resource estimates prepared under Regulation S-K 1300 standards. Accordingly, you are specifically cautioned that the estimates of the Tanbreez Project may not be comparable to similar information made public by the Company or other companies subject to the reporting and disclosure requirements under Regulation S-K 1300.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, Dated June 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: June 10, 2024